UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02065183

NO ACT
P.E 11-3-02
333-90253

November 3, 2002

PROCESSED
FEB 10 2003
THOMSON
FINANCIAL

Act 1934
Section 14A-8
Rule
Public Availability 11/3/2002

Mark A. Leahy
Fenwick & West, LLP
Two Palo Alto Square
Palo Alto, CA 94306

Re: Vicinity Corporation
Incoming letter dated September 27, 2002

Dear Mr. Leahy:

This is in response to your letter dated September 27, 2002 concerning the shareholder proposal submitted to Vicinity by Moloco. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Moloco, LLC
2033 North Main Street, Suite 440
Walnut Creek, CA 94596

FENWICK & WEST LLP
A LIMITED LIABILITY PARTNERSHIP
TWO PALO ALTO SQUARE | PALO ALTO, CA 94306
TEL 650.494.0600 | FAX 650.494.1417 | www.fenwick.com

September 27, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Vicinity Corporation Stockholder Proposal Submitted by Moloco, LLC

Ladies and Gentlemen:

Our client Vicinity Corporation, a Delaware corporation ("***Vicinity***"), received a letter dated July 30, 2002 from Moloco, LLC (the "***Proponent***") submitting proposals (the "***Proposals***") for inclusion in Vicinity's proxy card and other proxy materials for the next annual meeting of Vicinity's stockholders.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Vicinity, we request confirmation that the Staff of the Securities and Exchange Commission (the "***Staff***") will not recommend enforcement action if, for the reasons stated below, Vicinity excludes all of the Proposals from its proxy card and other proxy materials to be distributed to Vicinity's stockholders in connection with its annual meeting.

Attached to this letter are copies of the correspondence to date regarding the Proposals. Specifically, enclosed are the following:

- Letter dated July 30, 2002 to Vicinity from the Proponent stating the original eleven proposals;
- Letter dated August 12, 2002 from Vicinity to the Proponent, notifying the Proponent of eligibility and procedural defects in the Proposals;
- Letter dated August 19, 2002 from the Proponent to Vicinity, outlining a proposal for Vicinity to combine with another company affiliated with certain members of Moloco in a cash-election merger; and
- Letter dated August 26, 2002 from the Proponent to Vicinity, purporting to remedy the defects in the Proposals.

Pursuant to Rule 14a-8(j)(2), six additional copies of this letter and the attachments are enclosed. Pursuant to Rule 14a-8(j)(1), on behalf of Vicinity, we are simultaneously providing a copy of this letter and the attachments to the Proponent.

23275-00505/1297012

Description of the Proposals

According to a Schedule 13D filed by the Proponent, the Proponent is a closely held entity formed for the purpose of acquiring equity ownership in Vicinity and to execute the plan described below, and currently owns approximately 7% of Vicinity's outstanding stock. One of the three managing members of the Proponent is an ex-founder of Vicinity, and one of the three officers of the Proponent is a former general counsel of Vicinity.

The Proposals consist of: (i) nomination of two representatives of the Proponent for election to the board of directors of Vicinity, and (ii) several proposals to amend various provisions of Vicinity's certificate of incorporation and bylaws. In its August 12 letter, Vicinity informed the Proponent that the Proposals related to Vicinity's certificate of incorporation require board approval as a matter of Delaware law. In its August 26 letter, the Proponent revised the certificate of incorporation and bylaw Proposals it seeks to include in Vicinity's proxy card and materials to be in precatory form, as recommendations for Vicinity's board of directors to take the actions described.

In addition to submitting the Proposals, the Proponent also proposed a plan, as communicated verbally by the Proponent during the course of meetings with Vicinity (and as referenced in the Proponent's Schedule 13D filings with the Commission), for Vicinity to combine with Mercanti Systems, Inc. ("***Mercanti***"), a privately held company affiliated with members and officers of the Proponent. Kevin Lyons, a Vice President of the Proponent, is the Chief Executive Officer of Mercanti.

Pursuant to the Proponent's plan, the combination would take the form of a "cash-election merger", in which each Vicinity stockholder would be eligible to receive a portion of Vicinity's own cash balance, stock in the combined entity, or a combination of both. The Proponent has stated in a Schedule 13D that it expects that most of Vicinity's stockholders would elect to receive cash in lieu of shares, and that as a result the Proponent and its affiliates would become majority owners of the combined company. The Proponent has also indicated that it would establish its officers and members as officers and directors of Vicinity following the merger.

Reasons for Excluding the Proposals

We believe that the Proposals may be excluded from Vicinity's proxy card and other proxy materials, or that the Proponent was not eligible to submit the Proposals for inclusion, as applicable, on the following four grounds:

- Rule 14a-8(i)(8) – because one of the Proposals provides for the election of nominees of the Proponent to the board of directors of Vicinity;
- Rule 14a-8(i)(4) – because the Proposals are designed to result in benefits to the Proponent, or to further personal interests, not shared by the other stockholders at large;
- Rule 14a-8(b) – because the Proponent did not continuously own Vicinity stock for the required time period and did not provide Vicinity with the required verification of its stock ownership; and
- Rule 14a-8(c) – because the Proponent has submitted more than one proposal.

Discussion

1. One of the Proposals provides for the election of nominees of the Proponent to the board of directors of Vicinity and, therefore, is excludable under Rule 14a-8(i)(8).

The Proponent, in its original July 30 letter, outlined a Proposal to elect John H. Barnet and Seth R. Alpert to Vicinity's board of directors. In response to Vicinity's letter of August 12, 2002 identifying certain eligibility and procedural defects under Rule 14a-8, the Proponent re-submitted a modified version of the Proposals that no longer includes the director nominees. Nevertheless, in its response, the Proponent continues to assert that Vicinity is required to include the Proponent's director nominees in Vicinity's proxy card and other proxy materials.

Rule 14a-8(i)(8) permits a company to exclude a proposal that "relates to an election for membership on the company's board of directors." The Commission has consistently taken the position that proposals, like the one at issue, that relate to the election of particular person(s) to a board of directors may be excluded. See, e.g., Lipid Sciences, Inc. (May 2, 2002); United Park City Mines (June 30, 1983). Since the Proponent seeks to nominate for election two specifically named individuals, we believe that Vicinity may properly exclude this Proposal pursuant to Rule 14a-8(i)(8).

The Proponent has asserted an alternative theory – namely that the procedures set forth in Article II, Section 14 of Vicinity's bylaws (a copy of which is attached) for a stockholder to nominate a director candidate for election at an annual stockholders' meeting signifies that Vicinity has waived its ability to exclude director nominations under Rule 14a-8(i)(8). However, the Proponent's claim is without merit. Vicinity's bylaws set forth procedures that are typical for public companies incorporated in Delaware. These procedures include requiring a stockholder to provide Vicinity timely notice and a sufficient description of any proposals that it wishes to bring before a stockholder meeting. If such a proposal provides for nomination of a person for election to Vicinity's board of directors, the stockholder must provide background information about the nominee, which enables the company to learn about a potential candidate to its board of directors. In no way do Vicinity's bylaws contain an express or implied waiver of its ability to exclude director nominees pursuant to Rule 14a-8(i)(8). Accordingly, Vicinity seeks to exclude this Proposal pursuant to Rule 14a-8(i)(8) despite the Proponent's claim. We have confirmed with the Staff, through a telephone conversation with Keir Gumbs on September 20, that no opinion of counsel is required with respect to this matter.

2. The Proposals are designed to result in benefits to the Proponent, or to further personal interests, that are not shared by the other stockholders at large and, therefore, are excludable under Rule 14a-8(i)(4).

Rule 14a-8(i)(4) provides that the company may exclude a stockholder proposal if "the proposal ... is designed to result in a benefit to [the stockholder], or to further a personal interest, which is not shared by the other shareholders at large." A common issue that arises under this rule is whether a proposal, that on its face appears to benefit all shareholders generally, may be excluded. The Commission has clarified that a proposal may be excluded, despite being drafted in such a way that it might relate to matters which may be of general interest to all security holders, if it is clear from the facts that the proponent is using the proposal as a tactic to further a personal interest. Exch. Act Release No.

19135 (Oct. 14, 1982). As a consequence, the application of this rule has frequently required the Staff to assess the proponent's motivation, often on the basis of correspondence and the proposal alone.

In this situation, it is clear from the face of the Proponent's Schedule 13D filings with the Commission, and from meetings between the Proponent and Vicinity, that the Proponent is raising the Proposals in order to facilitate a takeover of Vicinity. The Proponent claims to be taking this action in the interests of all Vicinity stockholders.[1] However, the Proponent stands to derive several special benefits from such a takeover, over and above any benefit that the Proponent claims might be available to the other Vicinity stockholders at large. In particular:

- The Proponent's plan would result in the acquisition of Mercanti, a company that, as stated above, is closely affiliated with the Proponent and its officers and members.[2] This plan provides for the combined company to retain in excess of $10 million of Vicinity's current cash balance. (It is Vicinity's understanding that Mercanti, formed nearly three years ago, currently generates no revenues and has no customers.) The Proponent stated in its Schedule 13D that it expects that it and its affiliates would become the majority owner of the combined company. In this case, the retained cash amount would largely inure to the benefit of the Proponent and its affiliates, and would therefore add value to financial and personal investments that the Proponent's members have made in Mercanti.

- Presumably, Mercanti stockholders would also receive some benefit in the proposed merger – for example, stock in the combined entity, or perhaps also an election to receive cash. Assuming this to be the case, the proposed transaction would increase the value of the Mercanti stock held by officers and members of the Proponent, who therefore stand to derive a direct financial benefit that would not be available to other Vicinity stockholders.

- Finally, both former executives of Vicinity affiliated with the Proponent stand to regain their executive positions at Vicinity.

Accordingly, we believe that Vicinity may properly exclude the Proposals from its proxy materials pursuant to Rule 14a-8(i)(4) because the Proponent has designed the Proposals to result in special benefits to, and to further personal interests of, the Proponent (and its affiliates) that are not shared by other Vicinity the other stockholders at large.

---

[1] As publicly announced, Vicinity's board of directors has unanimously rejected the Proponent's merger proposal as not being in the best interests of its stockholders.

[2] The Proposals themselves do not mention the Proponent's plan to merge Vicinity with Mercanti. However, the Proponent has filed a Schedule 13D describing its plan to merge Vicinity with "another company affiliated with certain members of Moloco that Moloco believes to be an excellent strategic fit for the company." The Schedule 13D filing does not specifically name Mercanti, nor does it disclose the specific interests of the Proponent and its officers and members in Mercanti. However, the Proponent has stated in meetings with Vicinity and in a proposal to Vicinity's board of directors that the Proponent intends for the "other company" to be Mercanti.

3. The Proponent was not eligible to submit the Proposals under Rule 14a-8(b) because the Proponent has not continuously owned Vicinity stock for the required time period and did not provide Vicinity with the required verification of its stock ownership.

To be eligible to submit the Proposals for inclusion in Vicinity's proxy materials, Rule 14a-8(b)(1) requires that Proponent must have continuously held at least $2,000 in market value, or 1%, of Vicinity's common stock for at least one year from the date the Proponent submitted the Proposals to Vicinity. The Proponent submitted the Proposals on July 30, 2002. However, according to a Schedule 13D filing made by the Proponent, it first acquired shares of Vicinity's common stock on July 9, 2002 (and in fact, the Proponent was only formed in June 2002). In accordance with Rule 14a-8(f), Vicinity informed the Proponent of this eligibility defect in its letter dated August 12, 2002.

In its response dated August 26, 2002, the Proponent asserts that it meets the "substance and spirit" of Rule 14a-8(b)(1) because both the ex-founder and the former officer of Vicinity each continuously held shares of Vicinity common stock for a period of one year prior to July 30, 2002, and because each of these members made a capital contribution of all of his shares of Vicinity stock to the Proponent. In essence, the Proponent asserts that it should be able to "tack" the holding period of the two members who contributed stock to Vicinity.

The Commission adopted the one-year stock ownership requirement in order to curtail abuse of Rule 14a-8 by requiring stockholders who put the company and other stockholders to the expense of including a proposal in the proxy statement to have some measured economic stake or investment interest in the company. Exch. Act Release No. 34-20091 (Aug. 16, 1983). We submit that the instance at hand is an example of the type of abuse this rule seeks to prevent. The Proponent was just recently formed, is not a long-term stockholder, and is essentially requesting that Vicinity finance a portion of its takeover efforts (which as described above are designed to further special interests of the Proponent).

We have found no precedent in existing no-action letters permitting tacking between a partnership or a LLC and its owners for purposes of calculating the Rule 14a-8(b)(1) holding period. The circumstances in which the Staff has permitted tacking[3] arise primarily in the spin-off context, where owners of shares in a spun-off company are permitted to tack the holding period of their shares in the parent company. See, e.g., ESCO Electronics Corp. (Dec. 12, 1990). However, the primary rationale in those cases was that the stockholders did not make an investment decision about whether to acquire shares in the spun-off company.

In the instance at hand, contribution by the members to the Proponent was entirely voluntarily. Instead, we believe that New Jersey Resources Corp. (Dec. 3, 1997) is more instructive to the situation at hand. There, a stockholder held shares personally for a period of nine months prior to submitting a stockholder proposal, and held the shares in joint tenancy prior to that. The Staff determined that the stockholder was not allowed to tack her nine-month personal share ownership with the period in which she held the shares in joint tenancy, on the basis that to allow tacking would allow joint tenancies to evade the Rule 14a-8(c) "one proposal" rule by converting joint tenancies into individual ownership interests.

[3] We acknowledge that the Commission has in the past allowed co-proponents to aggregate holdings (as compared to tacking), but only for purposes of meeting the $2,000 threshold, rather than the one-year requirement. This distinction is supported by the different policies underlying the two rules.

Moreover, tacking is not justified on the basis that the Proponent and the members who contributed the shares are essentially one and the same – the Proponent is an entirely different ownership entity from the members. See, e.g., Aura Systems (June 30, 1998) (chairman of a company who owned less than 50% of the company's stock was not deemed the same entity for purposes of Rule 14a-8(c)); ONBANCorp (Feb. 15, 1996).

Finally, the Proponent did not hold the shares contributed by the members until after it had submitted the Proposals. According to the Proponent's Schedule 13D filing, the only shares held by the Proponent at the time it submitted the Proposals were shares acquired on the open market.[4]

The Commission has strictly construed the one-year requirement of 14a-8(b)(1). See, e.g., Federal Bancorp, Inc. (Feb. 25, 1999); Alaska Air Group, Inc. (Jan. 27, 1999) (proposal excludable in both cases where the proponent missed the one-year period by less than one week). Rule 14a-8 places the burden of proving one-year continuous ownership on the Proponent. For the foregoing reasons, we do not believe that this burden has been satisfied, and we believe that the Proponent was not eligible to submit the Proposals for inclusion.

Alternatively, if the Staff believes that this burden has been satisfied, then the Proponent has still failed to provide written verification of stock ownership in accordance with Rule 14a-8(b)(2). If the Proponent is allowed to tack the holding period of the two members, then the members must have provided the required verification of their stock ownership under this rule. According to the "Statements of Ownership" provided by these members with the Proponent's response letter of August 26, these members were not the record holders of these shares; instead, they were held in custodian accounts at Bear Stearns & Company. Accordingly, these members were required to have Bear Stearns provide written verification of this stock ownership. They did not do so, and instead only provided individually signed "Statements of Ownership", despite Vicinity's letter to the Proponent highlighting this requirement.[5] Accordingly, on the basis of this procedural deficiency, Vicinity should be allowed to exclude the Proposals.

4. All but one of the Proposals may be excluded under Rule 14a-8(c).

Originally, the Proponent submitted eleven different proposals to Vicinity, most of which contained multiple "sub-proposals". After Vicinity explained to the Proponent that a stockholder may submit no more than one proposal for a particular stockholder meeting, the Proponent simply consolidated the eleven Proposals into one. However, this newly-combined Proposal continues to relate to different concepts. See, e.g., BostonFed Bancorp (March 5, 2001). At best, the Proposals could be construed as two Proposals: one providing for the nomination of directors, and the other providing for the amendment of various provisions of Vicinity's certificate of incorporation and bylaw, and at worst these still constitute eleven (or more) different proposals. Either way, the Proponent has submitted more than one proposal, in violation of Rule 14a-8(c).

[4] The Proponent's Schedule 13D filing dated July 24, 2002 states that these capital contributions were made on July 31, 2002; after receiving Vicinity's letter informing them of this eligibility deficiency, each of these two members executed a "Statement of Ownership", attached to the Proponent's August 26 letter, representing that each of these members had agreed to make these contributions on July 30, 2002. Regardless of when any such agreement might have been made, the Proponent did not actually own these shares until after it had submitted the Proposals.

[5] In addition, neither of these members has filed a Schedule 13D.

Request for 80-Day Waiver

We are sending this letter more than 80 days in advance of the date that Vicinity anticipates filing its definitive proxy statement with the Commission. However, in light of the Proposals submitted by the Proponent, Vicinity would like the flexibility to deliver its proxy materials to its stockholders earlier than the originally scheduled date (although Vicinity would preserve the discretion to keep to its original schedule). The basis for this request is that if Vicinity does include some or all of the Proposals in its proxy materials, custodian brokers may not have discretion to vote the shares held by their customers on these matters due to the rules of the New York Stock Exchange, and therefore Vicinity may determine that extra time is necessary for the beneficial holders to consider and vote upon these matters. Accordingly, we hereby request that the Staff, in the exercise of its discretion under Rule 14a-8(j)(1), waive the 80-day requirement (should Vicinity choose to change its schedule).

Conclusion

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Vicinity excludes the Proponent's director nominees and other Proposals from Vicinity's proxy card and other proxy materials for its next annual stockholders' meeting. If the Staff has any questions, requires additional information or has formulated a response to our request, please contact me by telephone at (650) 494-0600 or by facsimile at (650) 494-1417. Should the Staff disagree with our conclusions regarding the omission of the Proposals from Vicinity's proxy materials, we would appreciate the opportunity to confer with a member of the Staff before the issuance of its response. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,

Mark A. Leahy

Enclosures
cc: Charles W. Berger, CEO of Vicinity
Maury Austin, CFO of Vicinity

MOLOCO, LLC
2033 North Main Street, Suite 440
Walnut Creek, CA 94596

July 30, 2002

Maury Austin
Secretary
Vicinity Corporation
370 San Aleso Avenue
Sunnyvale, California 94085

Dear Maury:

As I mentioned in my meeting with Chuck Berger this morning, Moloco, LLC is submitting the attached materials to your attention as required by Vicinity's Bylaws. Under the current Bylaws, any nominations and proposals for business to be conducted at the next annual meeting of stockholders must be submitted by the close of business on July 31, 2002.

While we felt it necessary to deliver these proposals to comply with the notice requirement, it is our desire to work with the management and board of directors of Vicinity amicably and expeditiously to fashion a recapitalization transaction that will deliver significant near term value to Vicinity's stockholders. Accordingly, we reserve the right to withdraw the attached nominations and proposals.

We look forward to working with you in the very near future.

Sincerely,

Tim Bacci
Moloco, LLC

cc: Chuck Berger

EXHIBIT 1:

NOTICE OF NOMINATIONS AND PROPOSALS
for the Corporation's 2003 Annual Meeting of Stockholders

Moloco LLC, a California limited liability company, with offices at 2033 North Main Street, Suite 440, Walnut Creek, California 94596, hereby gives notice, under Section 14 of the Amended and Restated Bylaws of Vicinity Corporation ("Vicinity"), of the following director nominations and business to be brought before the stockholders at Vicinity's next annual meeting of stockholders:

(1) the nomination of two individuals to the board of directors of Vicinity; and
(2) proposals to amend or repeal certain provisions of Vicinity's Restated Certificate of Incorporation and Amended and Restated Bylaws to remove certain existing anti-takeover provisions and provide for greater stockholder democracy

each as more fully described below.

As of July 30, 2002, Moloco was the beneficial owner of 1,585,000 shares of Vicinity's common stock, par value $0.001 per share, held through an account at Bear Stearns and Company.

Moloco is hereby nominating John H. Barnet and Seth R. Alpert for election at the Corporation's 2003 annual meeting of stockholders (i.e., the next annual meeting of the Corporation's stockholders) as Class III directors of the Corporation, to serve until the 2006 annual meeting of stockholders or such time as their successors have been duly elected and qualified. A "Statement of Required Disclosures Concerning Director Nominees" covering Messrs. Barnet and Alpert, containing all information that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required pursuant to applicable federal securities laws, including, without limitation, Regulations 14A under the Securities and Exchange Act of 1934, as amended, and Rule 14a-11 thereunder and their written consents to being named in the Corporation's proxy statement as a nominee and to serving as directors if elected is attached.

In addition, Moloco is hereby presenting a number of proposals (summarized below) for consideration by the Corporation's stockholders at the Corporation's 2003 annual meeting of stockholders (i.e., the Corporation's next annual meeting of stockholders).

A brief description of the business that Moloco proposes to bring before the meeting, the reasons for conducting such business at the meeting, and Moloco's material interests in the proposed business is set forth below.

I. BRIEF DESCRIPTION OF PROPOSED DIRECTOR NOMINATIONS AND OTHER BUSINESS

Election of Two Class III Directors

Proposal No. 1 -- Election of Moloco nominees as Class III Directors

Proposal No. 1 provides for the election of John H. Barnet and Seth R. Alpert to serve as Class III directors until the 2006 annual meeting of stockholders.

Amendments to Restated Certificate of Incorporation and Bylaws

Proposal No. 2(a) -- Amendment of Restated Certificate of Incorporation to Remove Board Ability to Amend Bylaws to Set Number of Directors.

Article VII of the Corporation's Restated Certificate of Incorporation grants the board of directors authority to amend the bylaws to set the number of members of the board of directors. Proposal No. 2(a) would repeal Article VII of the Restated Certificate of Incorporation. In conjunction with Proposal No. 2(b), Proposal No. 2(a) would remove the authority of the board of directors to set the number of directors and vest such authority solely with the stockholders.

Proposal No. 2(b) – Related Amendment to Bylaws to Provide that Only Stockholders May Amend Bylaws

As currently drafted, Section 1 of Article VIII of the Bylaws gives concurrent authority to the board of directors, upon a majority vote of the number of directors then in office, and the stockholders, by a vote of sixty-six and two-thirds percent of the outstanding stock of the Corporation, to rescind, alter, amend, repeal bylaws, and to make new bylaws, provided (in the case of the stockholders) that notice of the proposed amendment, modification, repeal or adoption is given in the notice of the applicable annual or special meeting. In addition, Section 1 of Article VIII of the Bylaws provides that any bylaw made or altered by the stockholders may be altered or repealed by either the board of directors or by the stockholders. As a complement to Proposal No. 2(a), Proposal No. 2(b) would delete Section 1 of Article VIII of the Bylaws to remove the ability conferred by the Bylaws on the board of directors to rescind, alter, amend, repeal bylaws and to make new bylaws and to remove certain procedural restrictions on the ability of stockholders to rescind, alter, amend, repeal, make or adopt bylaws.

Proposal No. 3 -- Modification of Provision for Filling Newly Created Directorships

Proposal No. 3 provides for the amendment of Section 4 of Article III of the Bylaws to provide that any newly created directorships may not be filled by the board of directors but only by the stockholders. The Bylaws currently provide that both vacancies and newly created directorships may be filled by a majority of the directors then in office or by a sole remaining director. Proposal No. 3 would eliminate the power of the board of directors to fill newly created directorships vacancies and vest such power exclusively in the stockholders. In particular, the amendment would delete the third sentence of Section 4 of Article III of the Bylaws and replace it with the following:

> "A vacancy or vacancies in the board of directors shall be deemed to exist in the case of the death, retirement, resignation or removal of any director, or if the board of directors by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony. A vacancy or vacancies in the board of directors shall not be deemed to exist if the authorized number of directors shall be increased, or if the stockholders fail at any meeting of stockholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting; rather, the directorships resulting from such an increase and any such authorized but unelected directorships shall instead be treated as newly created directorships, and such newly created directorships may only be filled by a majority of the stockholders entitled to vote thereon."

Proposal No. 4(a) -- Repeal of Article VIII of the Corporation's Restated Certificate of Incorporation Creating a Classified Board of Directors

Proposal No. 4(a) would declassify the Corporation's board of directors and repeal Article VIII of the Corporation's Restated Certificate of Incorporation which classifies the board of directors into three classes, each serving three-year terms. The effect of this proposal is to declassify the board, reduce directors' terms from three years to one year and to subject all of the Corporation's directors to annual election.

Proposal No. 4(b) -- Amendment of Bylaws to Remove Classified Board Elections

Proposal No. 4(b) is related to Proposal 4(a) and provides for a complementary conforming amendment of Article III, Section 3 of the Bylaws to modify the term of office of members of the board of directors from three years to one year and to require each member of the board of directors to stand for election at each annual meeting of stockholders. In particular, the amendment would delete the text of Article III, Section 3 and replace it with the following:

> "Directors shall be elected at the annual meeting of the stockholders. Each director shall hold office until his or her successor is elected and qualified or his or her earlier resignation or removal."

Proposal No. 5(a) -- Amendment of Restated Certificate of Incorporation to Delete Prohibition on Stockholder Action by Written Consent

Proposal No. 5(a) would repeal Article X of the Corporation's Restated Certificate of Incorporation, which provides no action shall be taken by the stockholders except at a duly convened annual or special meeting of stockholders and that stockholders may not take action by written consent. The effect of Proposal No. 5(a) and the related Proposal No. 5(b) would be to allow the Corporation's stockholders to act by written consent, without a meeting.

Proposal No. 5(b) -- Amendment of Bylaws to Delete Restrictions which Prevent Stockholder Action by Written Consent

As currently drafted, Section 10 of Article II of the Corporation's Bylaws effectively prohibits stockholders from acting by written consent in lieu of a meeting by providing the stockholders may take action only at a regular or special meeting of stockholders. Together with Proposal 5(a), Proposal No. 5(b) would expand the stockholders ability to exercise their rights by providing stockholders with the authority to act by written consent. As amended, Section 10 of Article II of the Corporation's Restated Bylaws would provide as follows:

> "(a) Any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted."

"(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested."

"(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the Delaware General Corporation Law."

Proposal No. 6(a) -- Amendment of Restated Certificate of Incorporation and Bylaws to Allow Stockholders to Call Special Meetings

Proposal No. 6(a) would amend Article XI of the Corporation's Restated Certificate of Incorporation to allow special meetings of stockholders to be called by one or more stockholders who are the beneficial or record owners of an aggregate of ten percent (10%) or more of the total outstanding shares of voting stock of the Corporation. As presently in effect, Article XI of the Corporation's Restated Certificate of Incorporation provides that "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Chairman of the Board of Directors, or by a majority of the members of the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power to call such meetings, but such special meetings may not be called by any other person or persons; . . . ."

As currently in effect, Article XI has the effect or preventing stockholders from calling special meetings. Proposal No. 6(a) together with Proposal No. 6(b) would restore the ability of stockholders to call special meetings. Specifically, Proposal No. 6(a) would amend and restate the first clause of the first sentence of Article XI to read in its entirety as follows:

"Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Chairman of the Board of Directors, or by a majority of the members of the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power to call such meetings, or by one or more stockholders of the Corporation who in the aggregate are the beneficial or record owners of ten percent (10%) or more of the total outstanding shares of stock of the corporation then entitled to vote, but such special meetings may not be called by any other person or persons; . . . ."

<u>Proposal No. 6(b) -- Amendment of Restated Certificate of Incorporation and Bylaws to Allow Stockholders to Call Special Meetings</u>

As currently drafted, Article II, Section 3 of the Corporation's Bylaws does not authorize stockholders to call special meetings of stockholders. To expand stockholders' ability to exercise their voting rights, Proposal No. 6(b) would amend Article II, Section 3 to allow a stockholder or stockholders who in the aggregate own ten percent (10%) or more of the Corporation's outstanding common stock or voting power to call special meetings of stockholders. In particular, Section 3 of Article II would be amended to provide as follows:

> "Special meetings of the stockholders, may be called at any time by the chairman of the board of directors, a majority of the members of the board of directors, or by one or more stockholders who in the aggregate are the beneficial or record owners of ten percent (10%) or more of the total outstanding shares of stock of the corporation then entitled to vote."

<u>Proposal No. 7 -- Repeal of Article V and Article VI of the Corporation's Restated Certificate of Incorporation.</u>

Proposal No. 7 would repeal in their entirety Article V of the Corporation's Restated Certificate of Incorporation, which authorizes the board of directors to adopt, repeal, alter, amend and rescind the Corporation's Bylaws, and Article VI, which requires the affirmative vote of the holders of at least sixty-six and two-thirds percent of the outstanding voting stock of the Corporation, voting together as a single class. If adopted, this proposal would give the Corporation's stockholders sole authority to adopt, repeal, alter, amend and rescind bylaws of the Corporation (and would eliminate the concurrent authority currently given to the Corporation's board of directors), and it would allow the Corporation's stockholders to adopt, repeal, alter, amend and rescind bylaws by a simple majority vote (instead of requiring a supermajority vote as currently required).

<u>Proposal No. 8 -- Amendment to Bylaws to Restrict the Board of Directors Ability to Postpone Annual Meeting</u>

As currently drafted, Section 2 of Article II of the Bylaws provides that annual meetings of stockholders are to be held at the date and time designated by the board of directors, and Sections 2 and the second sentence of Section 3 of Article II of the Bylaws provide that the board of directors may postpone a previously scheduled annual or special meeting. Delaware state law provides that if there is a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months from the last annual meeting, the Court of Chancery of the State of Delaware may order a meeting be held upon application of any stockholder or director. However, this process is burdensome and costly to a stockholder wishing to avail himself, herself or itself of this statutory right or to enforce this statutory requirement. Proposal No. 8 would continue to allow the board of directors the flexibility designate the specific date and time of the annual meeting of stockholders but would require that such date be no more than 13 months from the date of the previous year's annual meeting of stockholders. Proposal No. 8 would also eliminate the board of directors' ability to postpone a previously scheduled annual or special meeting.

In particular, Proposal No. 8 would delete the second sentence of Section 3 of Article II and would amend Section 2 of Article II to state as follows:

> "The annual meeting of stockholders shall be held each year on a date and time designated by the board of directors, provided such date shall not be more than 395 days from the date of the previous year's annual meeting of stockholders."

Proposal No. 9 -- Amendment of Bylaws to Reduce Advanced Notice Period for Stockholder Board Nominations and Business

As currently drafted, paragraph (A)(2) of Section 14 of Article II of the Bylaws provides that for stockholders to timely nominate directors or bring other business before an annual meeting of stockholders notice must be delivered to the Corporation not less than the close of business on the 120th calendar day in advance of the first anniversary of the date of the Corporation's proxy statement for the previous year's annual meeting was released to stockholders. Although the Securities and Exchange Commission's regulations allow for up to a 120 day period, Moloco believes that 120 days is unnecessarily long and impedes stockholders' exercise of their rights. The Corporation does not need four months' advance notice to address whether a stockholder's nominations or proposals are proper and to incorporate proper nominations and proposals into the Corporation's annual proxy statement. Accordingly, Proposal No. 9 would amend the second sentence of paragraph (A)(2) of Section 14 of Article II of the Corporation's Bylaws by substituting "60th calendar day" in place of "120th calendar day".

Proposal No. 10 -- Amendment of Restated Certificate of Incorporation to Remove "Blank Check" Preferred Stock

Proposal No. 10 provides for the amendment of Article IV of the Restated Certificate of Incorporation of the Corporation to remove the provisions authorizing the Corporation to issue shares of Preferred Stock. As amended, Article IV of the Restated Certificate of Incorporation would provide as follows:

> "The Corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the Corporation is authorized to issue is one hundred million (100,000,000) shares par value ($0.001)."

Proposal No. 11 -- Amendment of Restated Certificate of Incorporation to Delete Proviso Requiring Supermajority Vote of Stockholders for Certain Actions

A "proviso" in Article XII of the Corporation's Restated Certificate of Incorporation currently provides that no amendment, alteration, change or repeal may be made to Articles VI, VII, VIII, X, XI or XII without the affirmative vote of the holders of at least sixty-six and two-thirds percent of the outstanding voting stock of the company, voting together as a single class. This "proviso" has the effect of making it more difficult to remove anti-takeover provisions which may impede a recapitalization, change in control and restructuring of the Corporation. Proposal No. 11 would delete the "proviso" in Article XII, thereby allowing any provision of the

Corporation's Restated Certificate of Incorporation to be amended, altered, changed or repealed by simple majority vote of the Corporation's stockholders.

II. BRIEF DESCRIPTION OF REASONS FOR CONDUCTING THE PROPOSED BUSINESS

Moloco is making the proposals described above in order to facilitate and expand the ability to the Corporation's stockholders to effect direct corporate action, to remove certain anti-takeover provisions of the Corporation's Restated Certificate of Incorporation and Bylaws, and otherwise to facilitate the consideration, adoption and implementation of a recapitalization and change in control of the Corporation and a restructuring of its business.

III. BRIEF DESCRIPTION OF MATERIAL INTERESTS OF MOLOCO IN THE PROPOSED BUSINESS

Moloco is the holder of a significant number of shares of the Corporation's common stock. The members of Moloco include a number of former directors and officers of the Corporation. Moloco and its members believe that the Corporation is currently significantly undervalued and that the best interests of the stockholders of the Corporation would be served by a recapitalization, change in control or other restructuring of the Corporation and its business. In addition to making the above proposals, all of which are designed to facilitate and expand the ability of the Corporation's stockholders to effect direct corporate action, to remove certain anti-takeover provisions of the Corporation's Restated Certificate of Incorporation and Bylaws, and to facilitate a recapitalization, change in control and/or other restructuring of the Corporation and its business, Moloco intends to discuss its interest in the Corporation with the management of the Corporation. Based on the results of these conversations, Moloco may increase or decrease its holdings in the Corporation and/or propose a structure for recapitalizing the Corporation.

CONSENT FOR DESIGNATION AS BOARD NOMINEE

I hereby consent to be designated as a nominee for election as a Director of Vicinity Corporation (the "Company") at the Company's next Annual Meeting of Stockholders (the "Annual Meeting"), to be listed as a nominee in a proxy statement and form of proxy sent to stockholders in connection with the Annual Meeting and to serve as a Director of the Company, if elected, until appointment of my successor or my earlier resignation or removal.

By: /s/John H. Barnet

Name: John H. Barnet

Date: July 30, 2002

CONSENT FOR DESIGNATION AS BOARD NOMINEE

I hereby consent to be designated as a nominee for election as a Director of Vicinity Corporation (the "Company") at the Company's next Annual Meeting of Stockholders (the "Annual Meeting"), to be listed as a nominee in a proxy statement and form of proxy sent to stockholders in connection with the Annual Meeting and to serve as a Director of the Company, if elected, until appointment of my successor or my earlier resignation or removal.

By: /s/ Seth R. Alpert

Name: Seth R. Alpert

Date: July 30, 2002

Statement of Required Disclosures Concerning Director Nominees

John H. Barnet

Business address: 101 Metro Drive, 3rd Floor, San Jose, CA 95110
Biography:

John H. Barnet, age 67, has served as Vice President of Finance and Administration and Chief Financial Officer of LogicVision Inc., a software and intellectual property company for the semiconductor test industry, since September 1999, after having served as a financial consultant since January 1999. From 1996 to 1998, Mr. Barnet was Vice President of Finance and Administrations, and Chief Financial Officer of ESS Technology, Inc., a fabless semiconductor company. From 1992 to 1996, Mr. Barnet served as Executive Vice President, Finance and Chief Financial Officer for Trimble Navigation, Ltd., a manufacturer of global positioning satellite instruments. Prior to 1992, he held Vice President of Finance and Chief Financial Officer positions with Centex Telemanagement, Inc., Philips-Signetics Corporation, Teledyne Semiconductor and Acurex Corporation. Mr. Barnet received a BS in industrial engineering from Stanford University in 1957 and an MBA from Columbia University in 1961.

Seth R. Alpert

Business address: AdMedia Partners, Inc., 444 Madison Ave, New York, New York 10022
Biography:

Seth R. Alpert, age 55, has over 20 years' experience in the media and computer industries. Since January 1999 Mr. Alpert has served as Managing Director of AdMedia Partners, Inc., an investment banking firm where he is the partner responsible for technology related businesses. Between January 1994 and December 1998 Mr. Alpert acted as an independent consultant in the areas of strategic planning, product development, marketing and general management for electronic information businesses. His clients have included CMP Publications, McGraw-Hill, Thomas Publishing Company, The Times Mirror Company and Value Line. Between 1983 and 1994 Mr. Alpert was an officer of Ziff Communications where he held a series of senior editorial and management positions. At Ziff, he served as editor-in-chief of Computers & Electronics magazine and president of Data Decisions, a publisher of loose-leaf reference services for computer professionals. Following the sale of Data Decisions to McGraw-Hill's Datapro Research in 1985, Mr. Alpert was appointed vice president, development for Ziff with responsibility for acquisitions and business development. Thereafter, he went on to establish and develop the ZiffNet online service, and to conceive, develop and manage Ziff's Computer Library CD-ROM publishing division. Mr. Alpert received a BA in *mathematics magna cum laude* from the University of California at Berkeley, and an MA and PhD in mathematics from Columbia University.

To the knowledge of Moloco, neither of the Moloco nominees is employed by the Company.

To the knowledge of Moloco, neither of the Moloco nominees and, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the Moloco nominees (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

To the knowledge of Moloco, neither of the Moloco nominees nor any associates of the Moloco nominees, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company's last fiscal year.

To the knowledge of Moloco, neither of the Moloco nominees, since the beginning of the Company's last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company's or such entity's consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding five percent of the Company's total consolidated assets at the end of such year.

To the knowledge of Moloco, neither of the Moloco nominees is or during the Company's last fiscal year has been affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company. To the knowledge of Moloco, none of the corporations or organizations in which the Moloco nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Moloco nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing proxy solicitations.

The Company's "last fiscal year" means the fiscal year ended June 30, 2002. The Company's "current fiscal year" means the fiscal year ending June 30, 2003.

VICINITY®

Turning Web Traffic Into Store Traffic™

August 12, 2002

VIA FACSMILE

Tim Bacci
Moloco, LLC
2033 North Main Street, Suite 440
Walnut Creek, CA 94596

Dear Mr. Bacci:

On July 30, 2002, we received your letter dated the same date submitting notice of director nominations and other items of business that Moloco, LLC wishes to bring before Vicinity Corporation's next annual meeting of stockholders (the "***Annual Meeting***").

We note that you did not request that these proposals be included in our proxy statement and proxy card for the Annual Meeting. In the event that you intended to request that these items be included in our proxy statement, we have identified certain eligibility and procedural requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is attached for your reference) with which the request did not comply:

1. *Failure to Own Vicinity Stock for Required Time Period.* Rule 14a-8(b)(1) requires that, to be eligible to submit a proposal for inclusion in our proxy statement, Moloco must have continuously held at least $2,000 in market value of Vicinity's common stock for at least one year from the date Moloco submitted the proposal. However, you informed us that Moloco first acquired shares of Vicinity's common stock on July 9, 2002. In order to cure this deficiency, you would need to provide us a written statement from the record holder, which appears to be Bear Stearns and Company, verifying that Moloco has continuously held the shares since at least July 30, 2001. Please also provide a written statement confirming that Moloco intends to continue to hold such amount of shares through the date of the Annual Meeting, as required by Rule 14a-8(b)(1).

2. *One Proposal Per Stockholder; 500 Word Maximum Length.* Rule 14a-8(c) provides that each stockholder may only submit one proposal per stockholders' meeting. Your request is drafted in the form of eleven different proposals, and we further note that these proposals address multiple concepts. Furthermore, Rule 14a-8(d) provides that the proposal, together with the accompanying supporting statement, may not exceed a total of 500 words. Your request far exceeds this limit.

If these deficiencies are not cured, then we do not intend to include these proposals in our proxy statement. Please note that, if you intend to seek inclusion of these proposals in our proxy

370 San Aleso Avenue Sunnyvale, CA 94085-1410 tel: 408.543.3000 fax: 408.543.3002 www.vicinity.com

statement, then pursuant to Rule 14a-8(f), you have 14 calendar days after you receive this letter in which to deliver to us a response addressing these deficiencies. This response must be postmarked, or transmitted electronically, within the 14-day period.

In addition, we bring to your attention additional deficiencies in the Moloco proposals:

1. We are entitled to exclude Proposal No. 1, providing for the election of two Moloco nominees as Class III directors, from our proxy statement pursuant to Rule 14a-8(i)(8).

2. Certain of the proposals are improper as a matter of state law. Proposals 2(a), 4(a), 5(a), 6(a), 7, 10 and 11 contemplate amendments to Vicinity's certificate of incorporation and are drafted to be mandatory if approved. However, under Delaware law, the certificate of incorporation may only be amended if the board of directors adopts a resolution setting forth the amendment proposed and declares its advisability. Vicinity's board of directors has not taken these actions. Similarly, Proposals 2(b), 3, 4(b), 5(b) and 6(b) are improper as a matter of state law in that they would result in changes to the bylaws that would be inconsistent with the certificate of incorporation.

This request does not limit our rights to challenge your proposal as improperly submitted, inaccurate, or illegal on other grounds. Please be advised that even if Moloco intends to seek inclusion of these proposals into our proxy statement and submits a response to us within the required timeframe, we intend to submit documents to the SEC to seek exclusion of these proposals from our proxy statement and proxy card.

Sincerely yours,

Charles W. Berger
President and Chief Executive Officer

ATTACHMENT – RULE 14A-8

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its

proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

MOLOCO LLC
2033 NORTH MAIN STREET, SUITE 440
WALNUT CREEK, CA 94596
(925) 287-0617

August 19, 2002

To the Members of the Board of Directors
of Vicinity Corporation
370 San Aleso Avenue
Sunnyvale, California 94085

Gentlemen:

On Friday of last week, Moloco presented a verbal proposal to Mr. Berger for returning significant near-term value to the stockholders of Vicinity Corporation and positioning the company for future growth. In order to avoid miscommunication or misunderstanding regarding the nature or details of our proposal, we felt it would be helpful to summarize that proposal in a letter and send that letter to all of the members of the Board of Directors of Vicinity. Our proposal has three elements:

(1) Recapitalize the company and return to stockholders up to $71 million in excess cash held by the company.
(2) Restructure the company to quickly take operations to cash-flow breakeven.
(3) Refocus the company's business on high-value high-margin opportunities for growth.

All three elements could be accomplished quickly and would begin with a transaction that gives stockholders of the company an opportunity to cash out of their shares at a price of approximately $2.65 per share or, subject to certain considerations described below, to retain some or all of their stockholdings in the company.

CASH ELECTION MERGER AND CHANGE OF CONTROL

Our proposed mechanism for accomplishing the above is through a cash election merger of Vicinity with another company affiliated with certain members of Moloco that Moloco believes to be an excellent strategic fit for the company. In this transaction, Vicinity stockholders prior to the merger would be given the opportunity to (a) elect to receive cash for all of their shares at a price of approximately $2.65 per share, (b) elect to continue to hold their shares or (c) elect to cash out a portion of their shares and hold the remainder. The cash election would not be subject to "cutbacks" or pro-ration on the number of shares electing cash. Any and all Vicinity stockholders prior to the merger would be entitled to convert all of their shares into cash, regardless of what other stockholders have decided.

Following the cash election merger, Vicinity would be managed by officers and directors designated by Moloco. We anticipate that those officers and directors would include several individuals from Vicinity, certain managers and officers of Moloco and other individuals to be designated by Moloco. If (as we believe is likely) all or most of Vicinity's pre-merger stockholders elect cash in the merger, Moloco and its affiliates will become majority owners of the post-transaction company.

Below is a brief summary of the two options that would be presented to the stockholders in the cash election merger. This summary is intended for discussion purposes only and does not constitute an offer to Vicinity or its stockholders. When appropriate, the information presented below will be superseded by more detailed information and stockholders will receive all disclosure that is necessary for them to make an informed decision concerning the cash election merger, as required by law.

OPTION 1 - STOCKHOLDER ELECTS TO RECEIVE CASH

We propose that $71 million of the $83.6 million in cash and cash equivalents currently held by Vicinity be made available to the stockholders in the cash election merger. Based upon the reported share count of 26,806,000 shares outstanding, the cash election price in the merger would be approximately $2.65 per share (the "Election Price"). The Election Price and the total cash available to Vicinity stockholders would be subject to adjustment based upon several factors including the amount of cash spent by the company during the period prior to the cash election merger, the number of shares outstanding on the date of the merger, new information on the company's obligations, current and contingent liabilities, future working capital and investment requirements, and any material changes in the company's business.

The Election Price of $2.65 per share represents a substantial premium to recent market prices. For the six months prior to Moloco's initial 13D filing on August 2, 2002, Vicinity's stock had an average daily closing price of $1.90. The Election Price represents a 39% premium to $1.90. For the 18 months prior to August 2, 2002, Vicinity's stock had an average closing price of $1.80 per share. The Election Price represents a 47% premium to $1.80. The last time the stock had even a single trade at or above $2.65 per share was 18 months ago in February 2001.

The Election Price is also a significant premium to what Moloco believes would be distributed to stockholders were the company to liquidate its business and distribute the remaining assets. Taking into account continuing losses from operations, severance and bonus payments to employees, amounts remaining payable on numerous leases and contracts, continuing and threatened litigation and wind-down costs, the amount that the company would have available for distribution is estimated to be in the range of $60 million to $68 million, or $2.24 to $2.54 per share. We estimate that the process of liquidation, with ongoing contracts, would take at least 2 years with cash reserves being necessary until the process is completed or the company finds another company willing to assume its operating commitments and other liabilities. Accordingly, distributions to stockholders would likely come in two or more installments over the next two years. Assuming (optimistically) a 70% distribution after two months with the remaining 30% delivered in 24 months and a 12% discount rate, we estimate the net present value of payments that would be made upon a liquidation of Vicinity in the range of $2.07 to $2.34.

If the above analysis proves to be inaccurate, Moloco reserves the right to increase or decrease the Election Price. Moloco desires that the Election Price be as high as possible taking into account all factors limiting potential distributions of cash. One very significant variable is the amount of cash and cash equivalents that will be available at the time of the cash election merger. Every dollar the company spends between now and the shareholder cash election will be a dollar unavailable for return to stockholders. Over the past four quarters, the company has consumed an average of slightly less than 9.5 cents per share per quarter. We believe that with the cooperation of the Board and management, the cash election merger can be accomplished quickly and without undue expense.

OPTION 2 - STOCKHOLDER ELECTS TO RETAIN HOLDINGS

Stockholders willing to bear more risk in exchange for the potential of long-term appreciation on their shares of the post-transaction Vicinity may elect to retain their shareholdings. However, because Moloco believes it is likely that a substantial majority of stockholders will elect cash in the merger, listing requirements and other factors may make it necessary (or preferable) for Vicinity to become a private company following the merger. In that situation, stockholders may need to qualify as "accredited investors" in order to retain their stockholdings in the private company that would result from the merger.

As soon as the cash election merger is approved, we would seek to work with current management to begin the process of restructuring Vicinity's business in a manner designed to take the company to cash flow breakeven on an operating basis as soon as possible. We expect this would be achieved through the discontinuation of under-performing operations, a reduction in headcount and other steps.

Moloco views additional cost cutting as the logical continuation of the process begun by the company almost two years ago. We were surprised to hear during the company's last earnings call that management would look to reach breakeven through future growth and not continued cost cutting. The company's revenue has declined during 6 of the last 7 fiscal quarters. During this time, Vicinity's customer count has stayed relatively constant despite approximately 50 people being dedicated to sales and marketing efforts. We understand that the company is trying to "upsell" its existing clients, but this cannot be working if revenues are declining every quarter.

Vicinity's business is based almost entirely upon its web-based store locator product. While this product has seen many improvements and has recently been renamed, it is essentially the same product that Vicinity began selling during the second half of calendar year 1996. We believe that Vicinity's Location Server, the product once known as Business Finder, has reached the limits of its revenue potential. As a mature product line, spending on Vicinity's store locator product should be scaled back so that the revenue flowing off of this portion of the business can be used to support new initiatives with greater long-term growth potential.

We would seek to expand the company's business through strategic mergers and acquisitions, to build a suite of services more deeply connecting client websites to their local stores, branches or outlets. We believe that a company without excess cash, and with a better operating cost structure, will be a stronger acquiror and a more flexible and attractive merger partner, and will therefore be better able to consummate mergers and acquisitions. Moloco is currently engaged in discussions with several companies that we believe have great potential if combined with

Vicinity. Several of these companies have previously held discussions with Vicinity, but each reports that merger talks stalled and that they see little prospect for this situation to improve under the present circumstances.

Before approving the merger and before making their election between taking cash or retaining stock, Vicinity stockholders would receive additional information concerning the merged company and the risks of remaining as stockholders in the company following the merger.

RESPONSIBILITY TO STOCKHOLDERS

The financial markets have changed dramatically over the two and one-half years since Vicinity went public. There is zero chance that investors today would put $83.6 million into Vicinity as new money. This being the case, one should ask whether it is appropriate and in the best interest of the stockholders to continue to spend that money to support a business model that has been in decline for almost two years.

We believe that a majority of Vicinity's current stockholders are most interested in the near-term value that can be achieved through a return of excess cash. We have studied the alternatives and believe that our proposal involving a recapitalization and restructuring is the best way to return as much cash as possible to the stockholders as quickly as possible.

This is Moloco's proposal and we are prepared to allow the stockholders of the company to make their decision on its merits. In this difficult market in which the actions and motivations of corporate managers are being called into question every day, we believe Vicinity's management should support the rights of stockholders and encourage their participation in matters so central to the reasons for their investment in the company.

As you know, we have submitted proposed amendments to the company's articles and bylaws that we believe will serve to increase stockholder democracy and participation. Mr. Berger's August 12, 2002 letter to Moloco indicates that management intends to oppose these proposals and prevent some or all of them from being put before the stockholders. We take issue with Mr. Berger's actions and we intend to respond more fully in a separate letter. More importantly, we believe efforts to block the proposals using dubious technicalities are contrary to the best interests of Vicinity's stockholders and a waste of the company's resources. In any event, as one of Vicinity's largest stockholders, we will continue to express our opinions on Vicinity and its business and expect that other stockholders will do the same.

We believe our proposal to be in the best interests of Vicinity and its stockholders and that it will have widespread support among Vicinity's stockholders. We encourage the members of the Board and management to work with us to deliver value to stockholders, and we invite you to contact us to discuss an appropriate process and timeline for the negotiation, documentation, review, approval and implementation of the transactions reflected in our proposal.

Sincerely,

Tim Bacci

MOLOCO LLC
2033 NORTH MAIN STREET, SUITE 440
WALNUT CREEK, CA 94596
(925) 287-0617

August 26, 2002

Charles W. Berger
President and Chief Executive Officer
Vicinity Corporation
370 San Aleso Avenue
Sunnyvale, CA 94085-1410

Dear Mr. Berger:

We are in receipt of your letter dated August 12, 2002. We are disappointed that management of Vicinity Corporation has indicated its intent to seek exclusion of our stockholder proposals for the next annual meeting (the "Annual Meeting"). Our proposals were designed to promote greater stockholder democracy and to give the stockholders of Vicinity a voice in decisions concerning the future direction of the company. We continue to believe these efforts would be supported by a significant majority of the company's stockholders and therefore we will continue to press our cause. Discussion concerning the proposals and director nominations made by Moloco follows.

Stockholder Proposals:

Although we did not expressly submit our proposals pursuant to SEC Rule 14a-8, we believe that the subject matter of the proposals is proper for stockholder action under that rule. Timothy Bacci, a Manager and member of Moloco, and Scott Shuda, a Vice President and member of Moloco each are long time stockholders of Vicinity and each made a capital contribution of their Vicinity common stock to Moloco. Accordingly, we believe that Moloco more than meets the substance and spirit of the holding period and market value thresholds under SEC Rule 14a-8(b)(1). Enclosed herewith are written statements verifying that Messrs. Bacci and Shuda, individually and through Moloco, have held shares with a market value of at least $2,000 for a period of one (1) year prior to July 30, 2002. Furthermore, Moloco intends to hold the requisite number of shares through the date of Vicinity's Annual Meeting.

We believe that our proposals are in the best interests of the company and its stockholders, and should be approved by the Board for submission to stockholders. As we noted in our August 12 letter, we believe efforts to block stockholder consideration of our proposals using dubious technicalities are contrary to the best interests of Vicinity's stockholders and a waste of the company's resources.

Moreover, we do not believe that the current absence of Board approval provides a legitimate basis for excluding our proposals. Even if your letter speaks for the Board and reflects the position of the Board, as opposed to the position of certain members of management, we believe it is a mistake to assume that any board's positions or composition are unalterable. If our proposals have not been approved by the Board for submission to stockholders, they should be. If a majority of the Board is unwilling to let the stockholders even consider the proposals, on what basis do they justify the action?

Because we believe it is important for stockholders to have a say on these proposals in some form, we are submitting, as an alternative, a revised proposal for purposes of inclusion in Vicinity's proxy statement, worded in precatory language and meeting the length limitation of SEC Rule 14a-8.

<u>Director Nominations</u>:

Section 14 of the Company's bylaws expressly sets forth the manner in which any stockholder of the Company may nominate directors for election to the board of directors. By including detailed steps and requirements within the bylaws, it is clear that the Company has chosen to provide stockholders both the ability to nominate directors and to have such nominations appear in the Company's proxy statement and form of proxy. We therefore submit that whatever right Vicinity might have otherwise had under Rule 14a-8(i)(8) to exclude our director nominations, those rights have been waived. We believe management's intention to exclude our nominations is clearly contrary to the Company's own organizational documents and therefore improper.

Sincerely,

Timothy P. Bacci
Manager, Moloco, LLC

RECOMMENDATION TO THE BOARD OF DIRECTORS TO REPEAL ALL STRUCTURAL IMPEDIMENTS TO FULL STOCKHOLDER DEMOCRACY CONTAINED IN THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

Approval of this proposal would express stockholders' desire to remove provisions in the company's Restated Certificate of Incorporation ("Charter") and Bylaws that currently impede stockholders' ability to remove and replace directors and to take other direct corporate action, and that inhibit transactions involving a change in control of the company without Board approval. Specifically the proposal recommends that the Board approve, and submit to a stockholder vote, at a special meeting of stockholders to be held as soon as practicable, Charter and Bylaw amendments that would:

amend the Charter to remove the Board's ability to amend the Bylaws to set the number of directors;

amend the Bylaws to give stockholders sole authority to amend the Bylaws and to eliminate the Board's authority to amend Bylaws;

amend Section 4 of Article III of the Bylaws to provide that any newly created directorships may not be filled by the board of directors but only by the stockholders;

repeal Article VIII of the Charter and related Bylaws to declassify the board and provide for annual election of all directors for one-year terms;

amend the Charter and Bylaws to allow stockholders to take action by written consent of the number of shares that would be sufficient to take action at a meeting, and to delete any restrictions on stockholder action by written consent;

amend the Charter and Bylaws to allow stockholders to call special meetings;

repeal Article V of the Charter, which authorizes the board of directors to adopt, repeal, alter, amend and rescind Bylaws, and Article VI of the Charter, which requires the affirmative vote of the holders of at least sixty-six and two-thirds percent of the outstanding voting stock of the corporation, voting together as a single class to adopt, repeal, alter, amend and rescind bylaws, so that stockholders would have sole authority to adopt, repeal, alter, amend and rescind bylaws (and the board would not have concurrent authority) and to do so by a simple majority vote (instead of by supermajority vote as currently required);

amend the Bylaws to restrict the Board's ability to postpone the annual meeting of stockholders;

amend the Bylaws to reduce the advance notice period from 120 days to 60 days for stockholders to nominate directors and propose business for consideration at stockholder meetings;

amend the Charter to remove the corporation's power to issue "blank check" preferred stock; and

amend the Charter to delete the proviso requiring supermajority vote of stockholders for certain actions.

Statement of Ownership

I, Timothy P. Bacci, have continuously held shares of Vicinity Corporation common stock with a market value of at least two thousand dollars ($2,000) for a period of at least one year prior to July 30, 2002. Such number of shares have been held in an account at Bear Stearns & Company ("Bear Stearns") during the required period. Attached hereto as Exhibit A is a written statement from Bear Stearns verifying such holdings. On July 30, 2002, I agreed to contribute 51,000 shares of Vicinity common stock to Moloco, LLC, a limited liability company of which I am a manager and a member.

8-26-02
Date

Timothy P. Bacci

PALLIB1\DHS\1542874.06

Statement of Ownership

I, Scott A. Shuda, have continuously held shares of Vicinity Corporation common stock with a market value of at least two thousand dollars ($2,000) for a period of at least one year prior to July 30, 2002. Such number of shares have been held in an account at Datek Online Financial Services, LLC ("Datek") during the required period. Attached hereto as Exhibit A is a written statement from Datek verifying such holdings. On July 30, 2002, I agreed to contribute 32,500 shares of Vicinity common stock to Moloco, LLC, a limited liability company of which I am a member.

August 26, 2002
Date

Scott A. Shuda
Scott A. Shuda

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.